02045771

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

the Securities Exchange Act of 1934

SEC MAIL PROCESSING RECEIVED JUL 15 2002 WASH. D.C. 165 SECTION

For the month of July, 2002

Rio Narcea Gold Mines Ltd.
(Translation of registrant's name into English)

Avda. del Llaniello 13 · Bajo. Salas Asturias Spain 33860
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F_________

PROCESSED
JUL 18 2002
THOMSON FINANCIAL

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_________ No_________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rio Narcea Gold Mines Ltd.
(Registrant)

Date: July 5 2002

By: [signature]

[Print] Name: A. Lavandeira
Title: President & CEO

KAK/master forms/form 6-K

RIO NARCEA GOLD MINES, LTD

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com

NEWS RELEASE

July 5, 2002 Trading Symbol: TSX: RNG

RIO NARCEA ANNOUNCES REPAYMENT OF BANK FACILITY

Toronto – Rio Narcea Gold Mines, Ltd. is pleased to announce that it has repaid the principal amount owing under a US$4.0 million credit facility arranged with Deutsche Bank S.A.E. on June 28, 2001. In connection with such debt repayment, options to purchase 5,825,809 common shares in the capital of Rio Narcea issued to the Bank as part of the credit facility have been exercised at a price of Cdn $1.044050 per share and sold to institutional investors with the assistance of Haywood Securities Inc. of Toronto. The Company's issued and outstanding shares now total 71,469,626.

As a result of this transaction, the Company's balance sheet has been strengthened and approximately US$420,000 per year will be saved in interest expenses.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines with production to reach over 155,000 ounces of gold at a cash cost of less than US$150 per ounce in 2002. A feasibility study is underway at its Corcoesto gold project and the bankable feasibility study on its Aguablanca nickel-copper-PGM deposit is expected to be finalized shortly.

For further information contact:

Alberto Lavandeira
President and CEO
Tel: (34) 98 583 1500
Fax: (34) 98 583 2159

Laurie Gaborit
Manager, Investor Relations
Tel: (416) 686 0386
Fax: (416) 686 6326

gold@rionarcea.com
www.rionarcea.com